OPEN JOINT STOCK COMPANY
«WIMM-BILL-DANN FOODS»
16/15, Yauzsky Bul., Moscow, 109028, RUSSIA Tel.: +7 (095) 733 9726, 733 9727, Fax: +7 (095) 733 9725

August 26, 2005

VIA EDGAR

Mr. William Choi

Branch Chief

Division of Corporation Finance

U. S. Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

United States of America

Re:               Wimm-Bill-Dann Foods OJSC (the “Company”)
Form 20-F for the fiscal year ended December 31, 2004 (the “Form 20-F”)
Filed June 30, 2005
File No. 1-31232
Response to comment letter dated August 11, 2005 (received by a fax dated August 12, 2005)

Dear Mr. Choi:

This letter responds to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) on the Form 20-F set forth in the Staff’s letter dated August 11, 2005. To facilitate your review, we have set forth below each of your comments with our corresponding response and have numbered the items to correspond to your original letter. In our responses, we indicate how we intend to revise our disclosure in future filings in response to these comments.

Cover Page

1.              Our records show your File Number is 1-31232, rather than file number 333-14278 that appears on the cover pages of your Forms 20-F and 6-K. In future filings, please include the correct file number.

Response

We confirm that we will use the correct file number in future filings.

Consolidated Financial Statements, page F-1

Consolidated Statements of Income and Comprehensive Income, page F-5

2.              We note that you have presented earnings per share data for income from currency translation adjustment and comprehensive income. It appears that these are non-GAAP financial measures, which are prohibited by Item 10(c)(1)(ii)(C) of Regulation S-K. Per share data other than that relating to net income should not be presented on the face of your consolidated statements of income and comprehensive income. Please tell us your basis in GAAP with reference to the authoritative guidance you are applying. If you are unable to cite specific authoritative guidance supporting your presentation, please remove the non-GAAP earnings per share data in future filings.

Response

We agree with the Staff’s comment that the presentation of earnings per share data for income from currency translation adjustment and comprehensive income on the face of the 2001 – 2004 consolidated statement of income and comprehensive income is a non-GAAP financial measure. Such presentation will be deleted from future filings.

Notes to Consolidated Financial Statements, page F-8

Note 3: Summary of Significant Accounting Policies, page F-8

3.              You disclose on page 71 that the Toshkent Sut Dairy plant is not consolidated in your financial results. Please tell why you do not control the Toshkent Sut Dairy plant given your majority ownership. Please refer to ARB 51 as amended by FAS 94. Please also tell us the amount of your investment in the Toshkent Sut Dairy plant. Finally, tell us whether you account for your investment in the Toshkent Sut Dairy plant using the cost method or equity method of accounting and your basis for doing so. Please refer to APB 18.

Response

We acquired a 77% interest in Toshkent Sut Dairy Plant (“Toshkent Sut”) from a third party in April 2004 for 6.9 million rubles (approximately $250,000) in cash. Toshkent Sut is a joint stock company registered in the Republic of Uzbekistan and located in Tashkent. The acquisition was made as a first step in a series of contemplated transactions aimed at our entering the Uzbek market. At December 31, 2004, our internal commitment towards funding on-going expansion in Uzbekistan was also contingent upon obtaining certain tax and other economic incentives from the Uzbek government which were ultimately awarded in early 2005.

At the time we prepared and reported our 2004 consolidated financial statements, reliable US GAAP financial information for Toshkent Sut was not readily available. Rather than delay the reporting of our 2004 consolidated results, we recorded the amounts paid as an advance related to property, plant and equipment as we believed that this accounting was materially appropriate. The following table summarizes our estimate of the un-audited summary financial information of this legal entity at December 31, 2004 and for the year then ended:

Financial Statement Item	Amount, thousand US dollars	As a percentage to our consolidated balance sheet or income statement item
Total assets	$992	0.12%
Total liabilities	1,285	0.32%
Equity	(292)	(0.08)%
Sales	113	0.01%
Net loss	258	1.12%

We believe that the above amounts are clearly immaterial to our financial position and results of operations in 2004. In 2005, we have initiated re-organizational activities in Uzbekistan. Toshkent Sut is scheduled for liquidation in 2006 and our on-going operations in Uzbekistan will be through a newly established legal entity. We intend to consolidate our Uzbekistan operations in our 2005 results.

* * * *

In connection with our responses above, we acknowledge that

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and believe that the above explanations respond to your questions. Please do not hesitate to contact us should you have any questions or require any clarifications relating to the responses above.

Sincerely,

/s/ Dmitry A. Anisimov

Dmitry A. Anisimov
Chief Financial Officer

Copies to:

Scott Ruggiero
Bill Thompson